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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of February, 2002


                                Soft Care EC Inc.


                            107 - 980 West 1st Street
                               North Vancouver, BC
                                     V7P 3N4


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes .....  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

DESCRIPTION OF FILED INFORMATION:
Press Release Dated February 13, 2002


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     SoftCare EC Inc.
                                                     (Registrant)

Date :   19 February 2002                             By: /S/ Martyn Armstrong
                                                      ------------------------
                                                          President & CEO
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                                                       SHARES ISSUED: 17,778,617
                                                       FULLY DILUTED: 23,389,189
                                                              SYMBOLS:  SCE-CDNX
                                                                       SFCEF-OTC

       SOFTCARE JOINS SUN MICROSYSTEMS(TM) DEVELOPER CONNECTION(R) PROGRAM
                     AS SUN MICROSYSTEMS STRATEGIC DEVELOPER


NORTH VANCOUVER, BRITISH COLUMBIA, FEB. 13, 2002 - SoftCare EC Inc. (CDNX:SCE, OTC:SFCEF) is pleased to announce it has joined the Sun Microsystems(TM) Developer Connection(R) program as a Sun Microsystems Strategic Developer. SoftCare will have access to Sun Microsystems(TM) technologies as well as co-marketing and sales services offerings exclusively available to company members of the Sun Microsystems Developer Connection program.

SoftCare, as a Sun Microsystems Strategic Developer, can significantly advance its business development efforts by leveraging marketing opportunities and benefits offered by the Sun Microsystems Developer Connection program to increase the visibility for its OpenEC(R) family of cross-platform messaging, EDI and electronic commerce products developed on the Sun Microsystems platform. SoftCare's OpenEC(R) end-to-end electronic commerce solution, written in the Java(TM) programming language, runs on the Solaris(TM) Operating Environment.

SoftCare is also working towards SunTone(R) certification of its OpenEC(R) software applications.

In a recent strategic move, SoftCare successfully ported and integrated its OpenEC(R) software applications to Sun Microsystems' iPlanet(TM) Application Server and iPlanet Web Server Enterprise Edition platform. This SoftCare solution is currently being deployed at BC Hydro's Power Smart Project on the Sun Microsystems platform.

"DEVELOPERS, LIKE SOFTCARE, ARE INNOVATING UPON THE IPLANET PLATFORM," NOTED BRAD KEATES, DIRECTOR OF MARKETING, SUN MICROSYSTEMS OF CANADA INC. "FOR ORGANIZATIONS WITH MULTIPLE BUSINESS UNITS THIS MEANS SOLUTIONS THAT WILL ENABLE THEM TO OPERATE ONLINE AS ONE, SHARING PROCESSES AND INFORMATION ACROSS THE ENTERPRISE."

MARTYN ARMSTRONG, PRESIDENT & CEO AT SOFTCARE SAYS, "WE ARE VERY PLEASED TO HAVE THE OPPORTUNITY TO WORK WITH SUN MICROSYSTEMS TO CO-MARKET THIS COMBINED SOLUTION TO SOFTCARE'S AND SUN MICROSYSTEMS' CUSTOMERS. WE SEE AN IMMEDIATE MARKET TO PROVIDE A COST-EFFECTIVE SOLUTION FOR THE MANY MID-MARKET COMPANIES DEVELOPING THEIR E-BUSINESS STRATEGIES."


About the SunTone(R) Certification and Branding Program

The SunTone Certification and Branding Program is a collaborative industry effort, led by Sun Microsystems, Inc., to promote 7-by-24 service and reliability as a norm for consumer and business Internet-based services. Under the SunTone program, service providers, independent software vendors and integrators have endured a rigorous review process which examines infrastructure, operational practices, hardware, software, and overall service delivery to help ensure that the services or products provided by a company meet the SunTone program's best practices and high quality standards. Certification under the SunTone program is designed to give customers the confidence that each aspect of the company's operations and infrastructure has been evaluated and judged to be reliable and of high quality based on industry-derived standards. Launched in May 1999, The SunTone program currently has more than 1500 applicants for certification and more than 200 SunTone Certified solutions available to meet a variety of business needs.


About SoftCare

SoftCare, www.softcare.com, develops business relationship management software allowing companies to conduct business-to-business e-commerce and the creation of B2B industry portals. Its e-business management software is open and scaleable allowing for the integration with existing and future technologies, lowering operating costs and streamlining the supply chain while delivering benefits to all business e-trading relationships.



On behalf of the Board of Directors,


/S/ Martyn A. Armstrong
----------------------------
Martyn A. Armstrong
President and CEO

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FOR MORE INFORMATION CONTACT:
Corporate Communications
Clive Massey
SoftCare EC Inc
888 763 8227 toll free
604 983 8083 tel
604 983 8056 fax
cmassey@SoftCare.com
--------------------

The foregoing contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. The statements may be identified by such forward-looking terminology as "expect," "believe," "may," "will," "intend," "plan," and similar statements or variations. Such forward-looking statements are based on our current estimates and assumptions and involve certain significant risks and uncertainties, including: risks associated with and dependence on the industry subject matter of the information; fluctuations in quarterly revenues due to lengthy selling cycles, product implementation cycles, customer budget cycles, and timing of revenue recognition; dependence on major customers; successful and timely development and introduction of new products and versions; rapid technological changes; increased competition; retention of key senior managers; and other industry related factors. Other important factors that should be considered are included in the company's 20F (November 28, 2001) and 6Ks and other reports filed with the SEC and on SEDAR. Actual results may differ materially. The company assumes no obligation for updating any such forward-looking statements.

Sun, Sun Microsystems, the Sun logo, Sun Developer Connection, SunTone, Solaris and iPlanet are trademarks or registered trademarks of Sun Microsystems, Inc. in the United States and other countries.